P.O. Box 9012 Clearwater, Florida 33758-9012 (727) 299-1800

February 28, 2012

VIA EDGAR CORRESPONDENCE

Houghton R. Hallock

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (the “Registrant”)
(File Nos. 033-02659; 811-04556)

Dear Mr. Hallock:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the Registrant’s Registration Statement filed under Rule 485(a) of the Securities Act of 1933, as amended, on Form N-1A (Accession Number: 0001193125-11-350890) with the Securities and Exchange Commission (the “Commission”) on December 22, 2011. The Staff’s comments were conveyed to the Registrant by telephone on February 7, 2012.

Below are the Staff’s comments on the Registration Statement and the Registrant’s responses thereto.

1.	Comment: Transamerica AEGON Flexible Income - Principal Investment Strategies: Please add “plus the amount of borrowings, if any, for investment purposes” to the disclosure in the “Principal Investment Strategies” section, clarifying the fund’s 80% investment policy pursuant to Rule 35d-1 of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Registrant has made revisions consistent with the Staff’s comment.

2.	Comment: Transamerica AEGON Flexible Income - Principal Investment Strategies: Please note that high yield, unrated debt securities are commonly known as “junk bonds.”

Response: The Registrant has made revisions consistent with the Staff’s comment.

3.	Comment: Transamerica AEGON Flexible Income - Fee Table: Please clarify supplementally by whose authority the expense limitation arrangement can be terminated and under what circumstances.

Response: Section 3, “Term and Termination of Agreement”, of the Registrant’s Expense Limitation Agreement, effective as of March 1, 2005, and amended and restated as of March 1, 2011, provides as follows:

Unless the Investment Manager has extended the duration of the Operating Expense Limit with respect to a Fund pursuant to Section 1.3 of this Agreement, this Agreement shall automatically renew effective March 1 of every year for one-year terms until such time as the Investment Manager provides written notice of non-renewal past the then-current term. In addition, this Agreement shall terminate with respect to a Fund upon termination of the Investment Management Agreement of that Fund.

The Expense Limitation Agreement was filed as an exhibit to the Registrant’s filing pursuant to Rule 485(a)/Rule 485(b) on September 29, 2011.

4.	Comment: Transamerica AEGON Flexible Income - Principal Investment Strategies: Describes the types of derivative instruments, as well as the extent and purpose of the fund’s use of derivatives to achieve its investment objective.

Response: The Registrant has made revisions consistent with the Staff’s comment.

5.	Comment: Transamerica AEGON Flexible Income - Principal Investment Strategies: Please define the expected average maturity duration for bonds.

February 28, 2012

Response: The prospectus currently states that “the fund may invest in securities of any maturity and does not have a target average duration.” The Registrant believes this disclosure addresses the Staff’s comment; accordingly, no change has been made at this time.

6.	Comment: Transamerica AEGON Money Market - Please include a brief summary of Rule 2a-7 requirements, including the recently adopted revisions to the rule.

Response: The Registrant has made revisions to address the Staff’s comment.

7.	Comment: Transamerica AEGON Short-Term Bond - Fee Table: Please move the information included in footnote “a” relating to contingent deferred sales charges to a line item in the table or to the introduction to the table.

Response: The Registrant has made revisions consistent with the Staff’s comment.

8.	Comment: Transamerica AEGON Short-Term Bond - Principal Investment Strategies: Please include the fund’s average weighted duration.

Response: The Registrant has made revisions consistent with the Staff’s comment.

9.	Comment: Transamerica JPMorgan International Bond - Principal Investment Strategies: See Comment Number 1 above relating to Rule 35d-1.

Response: The Registrant has made revisions consistent with the Staff’s comment.

10.	Comment: Transamerica Morgan Stanley Growth Opportunities - Principal Investment Strategies: See Comment Number 4 above.

Response: The Registrant believes the disclosure is sufficient. Accordingly, no change has been made to the Prospectus at this time.

11.	Comment: Transamerica Multi-Managed Balanced - Principal Investment Strategies: Please clarify how the allocation between the fund’s two sub-advisers is determined and monitored.

Response: The Registrant has added disclosure to address the Staff’s comment.

12.	Comment: Transamerica Multi-Managed Balanced - Principal Investment Strategies: See Comment Number 4 above.

Response: The Registrant has made revisions consistent with the Staff’s comment.

13.	Comment: Transamerica Multi-Managed Balanced - Principal Investment Strategies: Please clarify the disclosure stating “to alter investment characteristics of the fund’s portfolio, but may also be used to generate income.”

Response: The Registrant has added disclosure to address the Staff’s comment.

14.	Comment: Transamerica Multi-Managed Balanced - Principal Risks: Please remove “Inflation-Protected Securities” from this section as it does not seem to apply to the principal investment strategies for the fund. In addition, please review the principal risks to ensure that they relate to the principal strategies.

Response: The Registrant has made revisions consistent with the Staff’s comment.

15.	Comment: Transamerica Systematic Small/Mid Cap Value - Principal Investment Strategies: Please provide the range of the Russell 2500 Index.

Response: The Registrant has made revisions consistent with the Staff’s comment.

16.	Comment: Transamerica WMC Diversified Equity - Please ensure that all recent comments provided by the Staff relating to Class T shares of the fund are incorporated into this filing.

February 28, 2012

Response: The Registrant so confirms.

17.	Comment: Transamerica WMC Diversified Equity - Principal Investment Strategies: Please clarify “diversified sources of return” in the first paragraph.

Response: The Registrant has made revisions to address the Staff’s comment.

18.	Comment: Transamerica WMC Diversified Equity - Principal Risks: Please condense and update the “Market” risk in this section.

Response: The Registrant has made revisions consistent with the Staff’s comment.

19.	Comment: Transamerica WMC Diversified Equity - Principal Investment Strategies: Please review the fund’s investment strategy disclosure to ensure it is consistent with corresponding derivatives risk disclosure.

Response: The Registrant has removed references to derivatives investing in the strategy and risk sections, as the fund does not invest in derivative instruments at this time.

20.	Comment: Transamerica WMC Diversified Equity - Performance: Please supplementally confirm the source relied upon for disclosing information relating to prior performance of similar accounts.

Response: The fund is relying on the Nicholas-Applegate Mutual Funds no-action letters (pub. avail. August 6, 1996 and February 7, 1997). These letters permitted a fund to show in its prospectus performance data for the adviser’s private accounts with investment objectives, policies and strategies substantially similar to those of the fund, provided that such information is not presented in a misleading manner and does not obscure or impede understanding of the information required to be in the prospectus.

SAI Comments:

Comment: In the SAI, please see the Staff’s prior comment on the Registrant’s concentration policy.

Response: The Registrant has previously added disclosure to address the Staff’s comment.

The Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any comments or questions on this filing should be directed to the undersigned.

Very truly yours,

/s/ Timothy J. Bresnahan
Timothy J. Bresnahan
Assistant Secretary
(727) 299-1844